St. Jude
RESOURCES LTD.

2nd Quarter Interim Financial Statements - July 31, 2005

Unaudited - Prepared by Management
Not reviewed by an Independent Auditor

ST. JUDE RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following discussion of performance, financial condition and future prospects should be read in conjunction with the financial statements of the company and notes thereto for the six month period ended July 31, 2005. The company's financial statements are prepared in accordance with Canadian General Accepted Accounting Principles. The company's reporting currency is Canadian dollars, unless otherwise indicated. The date of this Management Discussion and Analysis is September 28, 2005. Additional information on the company is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS

St. Jude Resources Ltd. is primarily in the mineral exploration business. The company has seven active gold exploration projects. The Hiwni-Butre, Benso and Shieni Hills projects are located in Ghana West Africa, the Goulagou and Rounga projects are in the north central region of Burkina Faso, and the Tialkam and Deba are located in Niger. During the accounting period in question, exploration activities by the company have advanced all of our projects.

MATERIAL CHANGE

On September 27, 2005, the company entered into a pre-merger agreement with Golden Star Resources Ltd., whereby Golden Star Resources Ltd. will acquire all of the outstanding shares of the company on the basis of 0.72 of a Golden Star common share for every St. Jude common share. The terms of the transaction imply a purchase price of Cdn$3.10 per St. Jude share, (based on the closing price of Golden Star on the TSX on September 26, 2005), representing a premium of 38% to the 20 day average closing price of St. Jude common shares on the TSX Venture Exchange. The Boards of Directors of both companies have unanimously approved the transaction, completion of which is conditional on the execution of a definite agreement, approval of St. Jude shareholders, requisite regulatory and court approvals as well as satisfaction of other customary conditions.

The transaction is expected to be implemented through a court-sanctioned plan of arrangement pursuant to the *Canada Business Corporations Act* and to close by mid-December 2005. Upon closing of the transaction, Mr. Terrell will join the Board of Directors of Golden Star.

BMO Nesbitt Burns is acting as financial advisor to Golden Star. Salman Partners and Haywood Securities are acting as joint financial advisors to St. Jude and have provided advice that the consideration offered under the transaction is fair from a financial point of view to the shareholders of St. Jude.

OVERALL PERFORMANCE

The company is in solid financial condition with liquid working capital in the amount of $5.4 million, as compared to working capital of approximately $7.6 million on hand at the end of our first quarter (April 30, 2005). During the quarter in question, the company has been carrying out aggressive gold exploration campaigns on its projects in Ghana, Burkina Faso and Niger, where a total of $1.97 million exploration expenditures were expensed during the reporting period. For the six month period ended July 31, 2005, the company recorded a loss of $4,541,065.

RESULTS OF OPERATIONS

The company incurred a net loss of $4,541,065 during the quarter in question, compared to a net loss of $4,039,328 for the previous year. This resulted in a net loss of $0.116 per share, (2004 - $0.108). The loss includes exploration expenditures of $4,089,245, (2004 - $3,612,748).

Expenses incurred for the six month period ended July 31, 2005 were $4,620,219, (2004 - $4,107,252). The significant increase in expenses is primarily related to the increase of exploration activities. Management fees increased slightly during the period, where the company pays a management fee to Bluestar Management Inc., a company controlled by Michael A. Terrell, the President and C.E.O. of St. Jude. Bluestar provides St. Jude with ongoing administrative management services pursuant to a management contract. Wages and employee benefits for the six month period ended were $95,007, compared to last year of $61,927. Consulting fees and professional fees increased due to an increase in corporate activity. The increase in wages and employee benefits is due the addition of the C.F.O. Promotion and advertising, as well as travel costs, decreased over the

period. Investor communications costs also decreased during the period due to the fact that most of our investor relations activities are being carried out by in-house staff rather than being outsourced. On the income side, interest earnings were up significantly at $97,565 for the six month period ended July 31, 2005 (2004 - $60,263). This is directly related to an increase in cash on hand.

MINERAL PROPERTIES

Hwini-Butre Concession, Ghana, West Africa: The Hwini-Butre property is located approximately 25 km. north of the city of Takoradi in Ghana, West Africa. It straddles approximately 25 km. of the Ashanti gold belt.

Prior to the quarter in question, the company expensed $13,955,446 in exploration costs at the Hwini-Butre project. As at July 31, 2005, the company's total deferred acquisition costs were $744,448, and total expenses at Hwini-Butre were $14,738,095. These expenses included drilling, extensive geophysical, geological and geochemical surveys. Work to date includes over 16,000 soil geochem samples, 17,000 meters of trenching and over 30,000 meters of drilling. St. Jude has outlined a gold resource at the Adoikrom, Father Brown and Dabokrom deposits (the "southern deposits"), and at the Abada target in the north, where a qualified independent consulting firm calculated an updated resource estimate which establishes a Measured and Indicated gold resource of 829,000 ounces, plus an additional Inferred resource of 14,000 ounces. This represents a 47.5% increase in the Measured and Indicated resource category at Hwini-Butre.

The Hwini-Butre project remains prospective for additional resources. Other significant prospective targets include Seikrom, Semkrom, Briminsu and Apatunso.

On August 23, 2005, the company served notice to Crew Gold Corporation to acquire their 25% interest in the Hwini-Butre concession by issuing 2,995,000 common shares of the company. These shares are subject to a four month statutory hold period, after which time, one third of these shares will be subject to a hold period spanning an additional 12 months. Also, on August 29, 2005, the company acquired the remaining 10% interest in the Hwini-Butre concession for US $2 million from B.D. Goldfields Ltd., the original Ghanaian vendor of the project. These funds will be paid in four installments of $500,000 over an 18 month period. As a result of these agreements, St. Jude owns 100% of the available interest in the Hwini-Butre concession, subject only to the standard Government of Ghana 10%.

The company is presently proceeding with further exploration activities, while at the same time, completing studies which will be compiled in a feasibility study, as well as our mining lease application.

Benso Project, Ghana, West Africa: The Benso project is located directly north of and adjacent to the Hwini-Butre project. This project consists of three concession blocks, namely Amantin, Subriso and Chichiwelli. The company has been working on the Benso project since 2001. Prior to the current quarter, the company had exploration expenditures of $7,678,608. As at July 31, 2005, the company's deferred acquisition costs were $2,994,070 and the total exploration expenditures at the Benso project were $7,727,180. On the Benso project, the company has been focusing its efforts on the Subriso block. Extensive geochemical analysis, trenching, pitting and drilling have been carried out within two parallel zones of mineralization, where approximately 15 gold anomalies have been identified. On October 28, 2004, the company released an initial resource estimate by independent consultant Watts Griffis McOuat on the Benso property. The resource estimate was based on drill results from Subriso East, Subriso West, Subriso Central, and G and I zones. This report calculated a total Measured and Indicated mineral resource of 487,000 ounces (5,264,400 tonnes grading 2.87 g/t au), plus an additional Inferred resource of 11,000 ounces.

The company also released results of metallurgical testing from both the Hwini-Butre and Benso deposits which indicated gold recoveries are above 95% and that the ore contained in these deposits is non-refractory.

Goulagou/Rounga Project, Burkina Faso: The Goulagou/Rounga project is located in the north central region of Burkina Faso. The prospecting licence on this project includes approximately 487 sq. km. Prior to the quarter in question, the company had exploration expenditures of $3,869,940. As at July 31, 2005, the company's deferred acquisition costs were $247,656 and exploration expenditures were $4,656,101. These expenditures relate to drilling at the GG1 and GG2 deposits and other exploratory work in the Rounga area. Channel Resources Limited ("CRL") completed over 20,000 meters of drilling and calculated an Inferred resource of 774,700 ounces. No independent verification of this historical data by a Qualified Person has been performed and the company has not completed sufficient exploration to verify the CRL resource estimate. St. Jude has been on the project since December 2002 and all of our exploration results correlate well with the CRL data. This leads the company to believe that the exploration carried out by CRL was done in a professional and diligent

manner and is therefore relevant. However, this historical resource estimate was prepared prior to National Instrument 43-101 and therefore, should not be relied upon.

The company can acquire 90% of the Goulagou/Rounga concessions for cash payments totaling US $300,000 (five annual payments of US $60,000.00 each) and by carrying out sufficient work to keep the properties in good standing. The company has an option to acquire the original vendor's remaining 10% for US $1 million, plus the issuance of a 5% Net Profits Interest ("NPI"). This NPI can also be purchased by the company for a further payment of US $500,000.

The company is in the process of carrying out in-fill and exploration drilling. Metallurgical test results have been carried out at McClelland Labs in Reno Nevada. Gold recoveries averaged over 85% in column leach tests with over 95% of the recoverable gold leaching out of the samples in 15 days or less. These positive results indicate that the Goulagou deposit is amenable to low cost heap leach processing techniques.

Shieni Hills Project, Ghana, West Africa: The Shieni Hills reconnaissance licence was issued to the company during the first quarter 2004. This is a grass roots exploration project which covers an area of approximately 500 sq. km. and is centered in the Shieni Hills iron ore deposits in the north-east corner of Ghana. The iron ores are substantial in size, however to date, the company has not investigated the economic potential of the iron component of this project.

The company is testing the theory that the iron which is hosted in hydrothermal breccias, may have carried with it gold and other minerals which may have been picked up as the iron came through the underlying Birimian basement material. The Shieni Hills appear to overlay the strike extension of the Ashanti gold belt. A phase I geochemical survey has identified a 47 km. low grade gold anomaly which was identified in over 700 samples which were taken across 13 east-west trending grid lines. This enriched zone averages 500-1,000 meters in width over the entire length of the anomaly. The company considers these results to be a strong indication that the Shieni Hills iron deposits may in fact be associated with gold deposition.

The company is in the process of converting the reconnaissance licence to a prospecting licence. The company intends to return to the Shieni Hills area to carry out further stream sediment sampling and more geochemical soil testing. Any areas which are identified as prospective, will be subject to a detailed trenching and pitting program.

Niger, West Africa: In September 2004, the Ministry of Mines directly granted the Deba and Tialkam prospecting permits to the company. The Deba and Tialkam permits are strategically located along a gold mineralization corridor that has been established over a length of 150 kilometers. The permits cover 90 kilometers of this corridor, with areas of 742 sq. km. and 1,100 sq. km. respectively, (700 sq. miles). The company has recently completed a first phase diamond drill program to test high priority drill targets which were identified by previous exploration, and is in the process of reviewing those results to select targets for a second phase drill program. Prior to the current quarter in question, the company had exploration expenditures of $587,641. As at July 31, 2005, the company's deferred acquisition costs were $122,832 and exploration expenditures were $904,363.

All of the company's exploration programs in Ghana, Burkina Faso and Niger are designed and completed under the supervision of George A. Flach, B.SC., P.Geo.

The tables set out in Schedule 1 to the notes to the interim financial statements for the period ended July 31, 2005, provides a detailed analysis of the expenditures referred to above on a property-by-property basis.

QUARTERLY RESULTS

Selected consolidated financial information for the last eight quarters (restated):

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three Months Ended	July 31, 2005	April 30, 2005	January 31, 2005	October 31, 2004
Consulting	$ -	$ -	$ -	$ -
Interest income	43,013	54,552	69,925	74,450
Total revenue	$ 43,013	$ 54,552	$ 69,925	$ 74,450
Exploration expenses	$ 1,970,586	$ 2,118,659	$ 1,118,156	$ 1,255,643
Net loss	$ 2,237,565	$ 2,303,450	$ 1,325,666	$ 2,775,481
Basic and diluted net loss per share	$ 0.057	$ 0.059	$ 0.035	$ 0.072

	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
Three Months Ended	July 31, 2004	April 30, 2004	January 31, 2004	October 31, 2003
Interest income	34,939	25,324	51,747	2,819
Total revenue	$ 34,939	$ 25,324	$ 51,747	$ 2,819
Exploration expenses	$ 2,179,513	$ 1,433,235	$ 975,001	$ 802,437
Net loss	$ 2,399,286	$ 1,640,042	$ 3,606,214	$ 1,112,846
Basic and diluted net loss per share	$ 0.064	$ 0.044	$ 0.106	$ 0.048

An analysis of the results over the last eight quarters shows a variation in the net loss due to the expensing of exploration expenditures and recording of stock-based compensation expense in Q3-2005 - $1,402,677 and Q4-2004 - $2,236,386. This expense is recorded in these quarters due to the timing of the grant of options. In Q4-2004, the company wrote down its investment in i to i logistics inc. in the amount of $30,614. Interest income is higher due to an increase of cash on hand.

LIQUIDITY AND CAPITAL RESOURCES

The company has not begun commercial production on any of its resource properties and accordingly, the company does not generate cash from operations. The company finances exploration and development activities by raising capital from equity markets at the present time.

As at July 31, 2005, the company had working capital of $5,363,094, compared to $7,608,570 at April 30, 2005.

Director and the employees of the company exercised stock options for 891,700 class "A" common shares, for an aggregate cash consideration of $293,627.

There were 4,340 agent compensation warrants exercised to acquire 4,340 class "A" common shares, for a total cash consideration of $8,680.

The company has no long term debt whatsoever.

CONTRACTUAL COMMITMENTS

The company is committed under an operating lease for its Canadian head office premises with the following aggregate minimum lease payment to the expiration of the lease on August 31, 2006:

Y.E. 2006 - $28,647
Y.E. 2007 - $16,709

The company also has an agreement with Bluestar Management Inc., a company owned by the President and C.E.O. of St. Jude Resources Ltd., to acquire management services for $17,500 per month to November 30, 2004. Commencing December 1, 2004 services are acquired for $20,833 per month to July 2007.

On January 24, 2005, the company entered into a six-month Financial Advisory Agreement with Salman Partners Inc. and Haywood Securities Inc. to provide services relating to raising funds for the company. The terms of the agreement call for a non-refundable financial advisory fee of $25,000 payable on the signing of the agreement, a monthly financial advisory fee of $10,000, and 5% of gross proceeds, in a reducing scale, on funds raised pursuant to the Financial Advisory Agreement.

OFF BALANCE SHEET ARRANGEMENTS

The company has no off balance sheet arrangements, other than the lease related to its office premises as disclosed above.

SUBSEQUENT EVENTS

Subsequent to July 31, 2005, the company:

a) acquired Crew Gold Corporation's remaining 25% interest in the Hwini-Butre concession by issuing 2,995,000 common shares of the company. These shares are subject to a four month statutory hold

period, after which time, one third of these shares will be subject to a hold period spanning an additional 12 months.

b) acquired the remaining 10% interest in the Hwini-Butre concession for US $2 million from B.D. Goldfields Ltd., the original Ghanaian vendor of the project. These funds will be paid in four instalments of $500,000 over an 18 month period. The first instalment of $500,000 was made during September 2005.

c) disposed of certain non-core assets, namely:

   i) sold its remaining interest in i to i logistics inc. for CDN $50,000 to Michael Docherty and Associates.,

   ii) sold its Uchi Lake property in Ontario to Dollard Mines Ltd. for CDN $10,000, together with a 1% NSR back to St. Jude. Dollard has the option to re-purchase the NSR for CDN $1 million until September 15, 2009. Dollar Mines Ltd. is a company controlled by St. Jude's President Michael A. Terrell.

d) entered into a pre-merger agreement with Golden Star Resources Ltd., whereby Golden Star Resources Ltd. will acquire all of the outstanding shares of the company on the basis of 0.72 of a Golden Star common share for every St. Jude common share. The terms of the transaction imply a purchase price of CDN $3.10 per St. Jude share, (based on the closing price of Golden Star on the TSX on September 26, 2005), representing a premium of 38% to the 20 day average closing price of St. Jude common shares on the TSX Venture Exchange. The Boards of Directors of both companies have unanimously approved the transaction, completion of which is conditional on the execution of a definite agreement, approval of St. Jude shareholders, requisite regulatory and court approvals as well as satisfaction of other customary conditions.

RELATED PARTY TRANSACATIONS

A total of $125,000 was paid for management services to Bluestar Management Inc., a company controlled by the President and C.E.O of the company.

A total of $20,000 was paid to W.K. Mining Services, a company controlled by a director of the company, for consulting work for engineering services.

OUTSTANDING SHARE DATA

As at September 28, 2005, the company had outstanding:

- 42,314,324 issued and outstanding shares;
- 3,888,300 directors & employee incentive stock options;
- 5,395,660 share purchase warrants.

RISK AND UNCERTAINTIES

The company is in the mineral exploration and development business and as such, is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business. The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates. There is no certainty that properties which the company has deferred as assets on its balance sheet will be realized at the amounts recorded.

The only sources of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the company are the sale of equity capital or the offering by the company of an interest in its properties to be earned by another party carrying out further exploration or development. Although the company was successful in accessing the equity market during the past year, there is no assurance that such sources of financing will be available on acceptable terms, if at all. Management at this time, has no reason to expect that this capability will diminish in the near term.

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates used in the preparation of the financial statements include the company's estimate

of recoverable value on its mineral properties, as well as the value of stock-based compensation. Both of these estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the company's control.

The factors affecting stock-based compensation include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the company's control and will depend, among other things, upon a variety of factors including the market value of company shares and financial objectives of the holders of the options. The company has used historical data to determine volatility in accordance with Black-Scholes modeling however, the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the stock-based compensation and hence results of operations, there is no impact on the company's financial condition.

The company's recorded value of the company's mineral properties is in all cases, (except for the company's Uchi Lake property which has been completely written down in past years), based on historical costs that are expected to be recovered in the future. The company's recoverability evaluation is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale. The company is in an industry that is exposed to a number of risks and uncertainties, including exploration risk, development risk, commodity price risk, operating risk, ownership and political risk, funding and currency risk, as well as environmental risk. The company's financial statements have been prepared with these risks in mind, and the company has assumed that recent gold price will be achievable. All of the assumptions set out herein are potentially subject to significant change and out of the company's control. These changes are not determinable at this time.

CHANGE IN ACCOUNTING POLICY

The company did not change its accounting policy during the quarter in question. However, the company did change its accounting policy with respect to accounting for exploration expenditures and capital equipment during the 4th quarter of fiscal 2005. In prior periods, acquisition, exploration expenditures and capital equipment were capitalized to mineral properties. Under the current policy, exploration expenditures are expensed, while acquisition expenditures are capitalized, and capital equipment is included with equipment. This is consistent with the way most of the mining companies in North America account for exploration activities.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the company's assets are safeguarded and to facilitate the preparation of relevant and timely information.

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Statements contained in this document which are not historical facts, are forwarding looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements. Factors that could cause such differences include, but not limited to, are volatility, and sensitivity to market price for precious metals, environmental and safety issues including increased regulatory burdens, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for precious metals that could negatively affect prices. Although the company believes that the assumptions intrinsic in forward looking statements are reasonable, we recommend that one should not rely heavily on these statements. The company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

ST. JUDE RESOURCES LTD.
Consolidated Balance Sheets
As at July 31, 2005 and January 31, 2005

	July 31, 2005 (Unaudited)	January 31, 2005 (Audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 3,542,193	$ 2,804,714
Short-term investments	2,833,875	7,000,774
Accounts receivable	25,967	12,202
Interest receivable	71,121	101,298
Income taxes recoverable	838	838
Prepaid expenses	22,098	3,581
	6,496,092	9,923,407
Mineral properties (note 2)	4,147,378	4,107,273
Equipment	760,210	755,430
Less accumulated amortization	(381,480)	(318,451)
	378,730	436,979
	$ 11,022,200	$ 14,467,659
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 1,132,999	$ 339,700
Shareholders' Equity:		
Share capital (note 3)	52,775,523	52,179,628
Contributed surplus (note 4)	5,306,341	5,599,929
Deficit	(48,192,663)	(43,651,598)
	9,889,201	14,127,959
	$ 11,022,200	$ 14,467,659

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.
Consolidated Statements of Operations and Deficit
For the Six and Three Month Periods Ended July 31, 2005 and 2004

	Three Months Ended July 31		Six Months Ended July 31	
	2005	**2004**	**2005**	**2004**
Expenses:				
Exploration expense (schedule 1)	**$ 1,970,586**	$ 2,179,513	**$ 4,089,245**	$ 3,612,748
Management fees	**62,500**	52,500	**125,000**	105,000
Wages and benefits	**47,185**	37,587	**95,007**	61,927
Consulting fees	**48,000**	24,000	**91,000**	68,714
Professional fees	**63,389**	15,436	**78,965**	16,088
Office	**23,877**	13,129	**40,823**	29,852
Administration	**27,148**	26,973	**34,281**	36,226
Rent	**11,752**	11,654	**23,130**	22,923
Promotion and advertising	**3,306**	27,174	**22,089**	73,778
Travel	**131**	42,662	**7,744**	62,118
Amortization	**3,332**	3,429	**6,663**	6,494
Investor communication	**1,346**	3,905	**3,290**	8,989
Bank charges and interest	**1,395**	1,276	**2.982**	2,395
	2,263,947	2,439,238	**4,620,219**	4,107,252
Income:				
Interest	**43,013**	34,939	**97,565**	60,263
Foreign exchange gain / (loss)	**(16,631)**	5,013	**(18,411)**	7,661
	26,382	39,952	**79,154**	67,924
Net loss	**(2,237,565)**	(2,399,286)	**(4,541,065)**	(4,039,328)
Deficit, beginning of period	**(45,955,098)**	(37,163,198)	**(43,651,598)**	(35,523,156)
Share issue costs recovery/(expense)	**-**	12,033	**-**	12,033
Deficit, end of period	**$ (48,192,663)**	**$ (39,550,451)**	**$ (48,192,663)**	$ (39,550,451)

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.
Consolidated Statements of Cash Flows
For the Six and Three Month Periods Ended July 31, 2005 and 2004

	Three Months Ended July 31		Six Months Ended July 31	
Cash provided by (used in):				
	2005	2004	**2005**	2004
Operations:				
Net income / (loss)	**$ (2,237,565)**	$ (2,399,286)	**$ (4,541,065)**	$ (4,039,328)
Adjustment for non-cash items:				
Amortization	**3,332**	3,429	**6,663**	6,494
Amortization Exploration (schedule 1)	**28,861**	24,700	**56,366**	46,397
Change in non-cash operating working capital:				
Accounts receivable	**(14,059)**	984	**(13,765)**	(4,028)
Interest receivable	**48,758**	(334,777)	**30,177**	(334,777)
Income taxes recoverable	**-**	-	**-**	(930)
Prepaid expenses	**-**	-	**(18,517)**	(67,145)
Accounts payable and accrued liabilities	**82,245**	582,096	**793,299**	709,823
	(2,088,428)	(2,122,854)	**(3,686,842)**	(3,683,494)
Investments:				
Short-term investments	**4,105,631**	(6,870,000)	**4,166,899**	(6,870,000)
Additions to mineral properties	**(40,105)**	(299,255)	**(40,105)**	(513,628)
Additions to equipment	**-**	(26,674)	**(4,780)**	(176,951)
	4,065,526	(7,195,929)	**4,122,014**	(7,560,579)
Financing:				
Issuance of class "A" shares	**-**	1,024,292	**302,307**	1,033,292
Share issue costs recovery	**-**	12,033	**-**	12,033
	-	1,036,325	**302,307**	1,045,325
Increase/(Decrease) in cash	**1,977,098**	(8,282,458)	**737,479**	(10,198,748)
Cash and cash equivalents, beginning of period	**1,565,095**	14,776,588	**2,804,714**	16,692,878
Cash and cash equivalents, end of period	**$ 3,542,193**	$ 6,494,130	**$ 3,542,193**	$6,494,130

Supplementary Information:				
Non-cash investing and financing activities:				
Issued 950,000 common shares to acquire remainder of Benso concession, which is included with mineral properties.	**-**	-	**-**	$2,080,500

See accompanying notes to consolidated interim financial statements.

ST. JUDE RESOURCES LTD.

Notes to Consolidated Interim Financial Statements
For the Six Month Period Ended July 31, 2005

1. **Basis of Presentation:** The interim unaudited consolidated financial statements of St. Jude Resources Ltd. do not contain all the disclosure required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the annual audited financial statements for the year ended January 31, 2005. These interim consolidated financial statements have been prepared based on the same accounting policies and methods as those used in the January 31, 2005 accounts.

   The comparative figures of the July 31, 2004 quarter have been restated to reflect the change in accounting policy effected at January 31, 2005 for exploration expenditures. Exploration expenditures are expensed as they are incurred.

2. **Mineral Properties:**

Acquisition costs:	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Balance, January 31, 2005	$ 744,448	$ 2,994,070	$ 20,000	$ 247,656	$ 101,099	$ 4,107,273
Incurred during the period	-	-	18,372	-	21,733	40,105
Balance, July 31, 2005	$ 744,448	$ 2,994,070	$ 38,372	$ 247,656	$ 122,832	$ 4,147,378

3. **Share Capital:**

   a) **Issued shares:**

	Number of shares	Consideration
Authorized:		
Unlimited Class A common voting shares without par value		
Unlimited Class B common voting shares without par value		
Issued:		
Class A common voting shares:		
Balance January 31, 2004	36,142,177	$48,585,601
Shares for acquisition of mineral property	950,000	2,280,000
Exercise of employee stock options	250,000	197,750
Allocation from contributed surplus upon exercise of stock options	-	157,114
Exercise of warrants	1,081,107	947,904
Allocation from contributed surplus upon exercise of warrants	-	11,259
Balance January 31, 2005	38,423,284	52,179,628
Exercise of employee and directors stock options	891,700	293,627
Allocation from contributed surplus upon exercise of stock options	-	285,233
Exercise of warrants	4,340	8,680
Allocation from contributed surplus upon exercise of warrants	-	8,355
Balance July 31, 2005	39,319,324	52,775,523

   b) **Options:** During the period, employee and director stock options were exercised for 891,700 common shares, for aggregate cash consideration of $293,627. As at July 31, 2005 following incentive stock options were outstanding:

	Number of Options	Weighted Average Exercise Price
Outstanding January 31, 2005	4,780,000	$1.26
Exercised	(891,700)	(0.329)
Balance July 31, 2005	3,888,300	$1.47

The following table summarizes incentive stock options outstanding at July 31, 2005:

	Exercise Price	Number of Options Outstanding and Exercisable	Average Remaining Life in Years
Directors' options	$ 0.21	77,500	1.54
Directors' options	$ 1.80	800,000	3.25
Directors' options	$ 1.31	450,000	4.15
Employee options	$ 0.21	167,500	1.54
Employee options	$ 1.30	290,000	0.45
Employee options	$ 1.80	1,050,000	3.25
Employee options	$ 1.31	1,053,300	4.15
		3,888,300	

c) **Warrants:** During the period, 4,340 agent compensation warrants were exercised to acquire 4,340 common shares, for a total cash consideration of $8,680. As at July 31, 2005, the following share purchase warrants were outstanding:

	Expiry Date	Exercise Price	July 31, 2005 Number of Shares	January 31, 2005 Number of Shares
Agents compensation warrants	November 20, 2005	$2.00	895,660	900,000
Share purchase warrants	November 20, 2008	$3.00	4,500,000	4,500,000
Total			**5,395,660**	**5,400,000**

4. ***Contributed Surplus:***

	July 31, 2005	January 31, 2005
Opening Balance	$5,599,929	$4,365,625
Options granted	-	1,402,677
Warrants granted	-	-
Options exercised	(285,233)	(157,114)
Warrants exercised	(8,355)	(11,259)
Ending balance	$5,306,341	$5,599,929

5. **Related Party Transactions:** Related party transactions not disclosed elsewhere in these financial statements, for the six month period ended July 31, 2005 are as follows:

a) A total of $125,000 was paid for management services to Bluestar Management Inc, a company controlled by the President and C.E.O of the company.

b) A total of $20,000 was paid to WK Mining Services, a company controlled by a director of the company for consulting fees for work provided on exploration projects charged to exploration expenditures.

6. **Subsequent Events:** Subsequent to July 31, 2005, the company:

a) acquired Crew Gold Corporation's remaining 25% interest in the Hwini-Butre concession by issuing 2,995,000 common shares of the company. These shares are subject to a four month statutory hold period, after which time, one third of these shares will be subject to a hold period spanning an additional 12 months.

b) acquired the remaining 10% interest in the Hwini-Butre concession for US $2 million from B.D. Goldfields Ltd., the original Ghanaian vendor of the project. These funds will be paid in four instalments

of $500,000 over an 18 month period. The first instalment of $500,000 was made during September 2005.

c) disposed of certain non-core assets, namely:

i) sold its remaining interest in i to i logistics inc. for CDN $50,000 to Michael Docherty and Associates.

ii) sold its Uchi Lake property in Ontario to Dollard Mines Ltd. for CDN $10,000, together with a 1% NSR back to St. Jude. Dollard has the option to re-purchase the NSR for CDN $1 million until September 15, 2009. Dollar Mines Ltd. is a company controlled by St. Jude's President Michael A. Terrell.

d) entered into a pre-merger agreement with Golden Star Resources Ltd., whereby Golden Star Resources Ltd. will acquire all of the outstanding shares of the company on the basis of 0.72 of a Golden Star common share for every St. Jude common share. The terms of the transaction imply a purchase price of CDN $3.10 per St. Jude share, (based on the closing price of Golden Star on the TSX on September 26, 2005), representing a premium of 38% to the 20 day average closing price of St. Jude common shares on the TSX Venture Exchange. The Boards of Directors of both companies have unanimously approved the transaction, completion of which is conditional on the execution of a definite agreement, approval of St. Jude shareholders, requisite regulatory and court approvals as well as satisfaction of other customary conditions.

SCHEDULE 1

Exploration Expenditures – Three Months Ended July 31, 2005

	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Amortization	$ 20,319	$ 2,540	$ 2,540	$ 2,408	$ 1,054	$ 28,861
Consulting/personnel	163,356	23,352	15,361	127,452	58,929	388,630
Consumable field equipment	11,607	2,202	2,202	37,594	-	53,605
Drilling	464,623	2,858	2,858	565,014	219,400	1,254,753
Geochemical surveys	7,559	944	945	-	-	9,448
Line cutting & clearing	697	87	88	-	-	872
Soil sampling, trenching & pitting	21,652	1,439	1,439	-	-	24,530
Support services	92,836	14,970	11,049	53,693	37,339	209,887
Total expenditures	782,649	48,572	36,482	786,161	316,772	1,970,586
Balance, April 30, 2005	13,955,446	7,678,608	242,882	3,869,940	587,641	26,334,517
Balance, July 31, 2005	$ 14,738,095	$ 7,727,180	$ 279,364	$ 4,656,101	$ 904,363	$ 28,305,103

Exploration Expenditures – Three Months Ended July 31, 2004

	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Amortization	$ 4,233	$ 16,930	$ -	$ 3,537	$ -	$ 24,700
Consulting/personnel	54,601	79,525	4,654	41,874	-	180,654
Consumable field equipment	-	2,085	-	-	-	2,085
Drilling	5,256	874,944	-	845,814	-	1,726,014
Geological mapping	-	-	-	-	-	-
Line cutting & clearing	1,101	14,669	-	-	-	15,5770
Soil sampling, trenching & pitting	-	3,274	2,075	39	-	5,388
Support services	36,415	151,198	9,826	27,463	-	224,902
Total expenditures	101,606	1,142,625	16,555	918,727	-	2,179,513
Balance, April 30, 2004	11,969,396	5,761,585	107,353	1,824,211	-	19,662,546
Balance, July 31, 2004	$ 12,071,002	$ 6,904,211	$ 123,908	$ 2,742,938	$ -	$ 21,842,059

SCHEDULE 1

Exploration Expenditures – Six Months Ended July 31, 2005

	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Amortization	$ 39,330	$ 3,969	$ 6,074	$ 4,884	$ 2,109	$ 56,366
Consulting/personnel	313,949	46,489	38,583	242,683	102,937	744,641
Consumable field equipment	23,943	2,972	4,511	48,215	-	79,641
Drilling	806,655	152,881	11,388	1,049,595	595,005	2,615,524
Geochemical surveys	26,161	2,107	4,433	-	-	32,701
Line cutting & clearing	2,603	206	445	-	-	3,254
Soil sampling, trenching & pitting	102,549	2,213	4,700	6,771	-	116,233
Support services	214,063	23,458	33,491	108,784	61,089	440,885
Total expenditures	1,529,253	234,295	103,625	1,460,932	761,140	4,089,245
Balance, January 31, 2005	13,208,842	7,492,885	175,739	3,195,169	143,223	24,215,858
Balance, July 31, 2005	$ 14,738,095	$ 7,727,180	$ 279,364	$ 4,656,101	$ 904,363	$ 28,305,103

Exploration Expenditures – Six Months Ended July 31, 2004

	Hwini-Butre	Benso	Shieni Hills	Burkina Faso	Niger	Total
Amortization	$ 7,865	$ 31,458	$ -	$ 7,074	$ -	$ 46,397
Consulting/personnel	74,171	165,590	9,506	120,847	-	370,114
Consumable field equipment	2,746	2,343	-	3,215	-	8,304
Drilling	6,470	1,309,150	-	1,269,740	-	2,585,360
Geological mapping	23,566	23,566	-	-	-	47,132
Line cutting & clearing	1,200	17,425	-	-	-	18,625
Soil sampling, trenching & pitting	2	19,863	46,946	5,617	-	72,428
Support services	53,430	338,332	30,487	42,139	-	464,388
Total expenditures	169,450	1,907,727	86,939	1,448,632	-	3,612,748
Balance, January 31, 2004	11,901,552	4,996,484	36,969	1,294,306	-	18,229,311
Balance, July 31, 2004	$ 12,071,002	$ 6,904,211	$ 123,908	$ 2,742,938	$ -	$ 21,842,059

St.Jude RESOURCES LTD.

Stock Exchange	Toronto Venture Exchange
Symbol	SJD
Management Team	Michael A. Terrell: Director, President & Chief Executive Officer Todd McMurray: Vice-President Corporate Development George A. Flach, B.Sc., P.Geo: Exploration Manager Robert J. Griffis, Ph.D., P. Eng.: General Manager W. Ken Midan, P.Eng.: Director & Project Manager Alan Willis, P.Eng.: Project Engineer Fred Somdah: Senior Geologist Richard Zongo: Project Geologist, Niger Kamal Nagra, CGA: Chief Financial Officer Mary-Jane Hamula: Corporate Secretary
Independent Directors	D. Mark Eilers, P.Eng, President, Markedon Energy Ltd. Chris A. Bennett, Director, Minnovex Technologies Inc.
Auditors	KPMG, Edmonton, Alberta
Legal Counsel	Miller Thomson, Vancouver, British Columbia
Transfer Agent	CIBC Mellon Trust Company, Vancouver, British Columbia
Corporate Office	Suite #200, 5405 - 48th Avenue Delta, British Columbia Canada, V4K 1W6 Tel: 1-604-940-6565 Fax: 1-604-940-6566

www.stjudegold.com

St. Jude RESOURCES LTD.

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

www.stjudegold.com

September 27, 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of a joint News Release with Golden Star Resources Ltd. and St. Jude Resources Ltd. which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for - MICHAEL A. TERRELL,
President

/mjh
enclosures

GOLDEN STAR
RESOURCES LTD.

St. Jude
RESOURCES LTD.

TSX: GSC | NEWS RELEASE | AMEX: GSS

GOLDEN STAR RESOURCES TO ACQUIRE ST. JUDE RESOURCES FOR US$118 MILLION

September 27, 2005: Denver, Colorado and Vancouver, British Columbia. Golden Star Resources Ltd. (TSX:GSC; AMEX:GSS) ("Golden Star") and St. Jude Resources Ltd. (TSX.V:SJD) ("St. Jude") are pleased to announce that they have signed a pre-merger agreement whereby Golden Star will acquire all of the outstanding shares of St. Jude (the "Transaction") on the basis of 0.72 of a Golden Star common share for every St. Jude common share. The Boards of Directors of both companies have unanimously approved the Transaction, completion of which is conditional on the execution of a definitive agreement, approval of St. Jude shareholders, requisite regulatory and court approvals as well as satisfaction of other customary conditions. The pre-merger agreement provides Golden Star with customary deal protection mechanisms.

The terms of the Transaction imply a purchase price of Cdn$3.10 per St. Jude share (based on the closing price of Golden Star on the TSX on September 26, 2005) representing a premium of 38% to the 20 day average closing price of St. Jude common shares on the TSX Venture Exchange. Upon completion of the Transaction, St. Jude shareholders would own approximately 19% of Golden Star on a fully diluted basis. The transaction would be highly accretive to Golden Star's net asset value per share and is expected to be accretive to cash flow per share from 2007.

St. Jude's principal assets are the Hwini-Butre and Benso projects at the southeastern end of the prolific Ashanti gold belt region in Ghana. Together, Hwini-Butre and Benso have total near surface attributable measured and indicated resources of approximately 15.1 million tonnes at an average grade of 2.71 grams per tonne for contained gold of about 1.3 million ounces.[1] In addition, St. Jude has several other highly prospective advanced exploration projects in Ghana, Burkina Faso and Niger.

Peter Bradford, President and CEO of Golden Star said, "The acquisition of St. Jude delivers properties in Ghana with high grade non-refractory gold resources that are within haulage distance to our Wassa gold mine. In assessing development scenarios for these properties we will consider both stand-alone development options and the opportunity to mine and haul this

[1] Based on publicly available reserve and resource estimates provided by St. Jude.

high grade material to Wassa, extending the mine life and increasing production at lower cash costs with minimal additional capital investment."

Mr. Bradford continued, "St Jude's properties outside of Ghana also offer Golden Star the opportunity to broaden and diversify its activities in the region, particularly into Burkina Faso where we see a number of exciting opportunities."

Michael A. Terrell, President and CEO of St. Jude stated, "This transaction delivers an immediate and attractive premium for our shareholders and allows them to participate in the ongoing development and upside of not only St. Jude's quality assets but also Golden Star's existing projects."

The Transaction is expected to be implemented through a court-sanctioned plan of arrangement pursuant to the *Canada Business Corporations Act* and to close by mid-December. Upon closing of the Transaction, Mr. Terrell will join the Board of Directors of Golden Star.

BMO Nesbitt Burns is acting as financial advisor to Golden Star. Salman Partners and Haywood Securities are acting as joint financial advisors to St. Jude and have provided advice that the consideration offered under the Transaction is fair from a financial point of view to the shareholders of St. Jude.

About Golden Star

Golden Star holds a 90% equity interest in the Bogoso/Prestea and Wassa open-pit gold mines in Ghana. In addition, the Company has an 81% interest in the currently inactive Prestea Underground mine in Ghana, as well as gold exploration interests elsewhere in West Africa and in the Guiana Shield of South America. Before the benefit of this transaction, production is expected to increase to over 500,000 ounces in 2007, compared to expected production of approximately 220,000 ounces in 2005. Golden Star has approximately 143 million common shares outstanding.

Forward-looking Statement

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties that could cause actual results to differ materially. Such statements include comments regarding the anticipated acquisition of St. Jude by Golden Star, the timing and terms of that transaction, potential development options for the St. Jude properties and Golden Star's expected production in 2005 and 2007. Factors that could cause actual results to differ materially include delays in or inability to obtain regulatory, court and shareholder approvals, a superior proposal and Golden Star's decision not to match it, a decision by Golden Star to change its strategic plan, or the failure to achieve anticipated development options for the St. Jude properties; unexpected events during construction and start-up of the Bogoso expansion; variations in ore grade, tonnes mined and crushed or milled from those anticipated; variations in relative amounts of refractory, non-refractory and transition ores; delay or failure to receive government or regulatory approvals relating to increased production; timing and availability of external financing on acceptable terms; technical, permitting, mining or processing issues; and fluctuations in gold prices and costs. There can be no assurance that future developments affecting Golden Star will be those anticipated by management. Please refer to the discussion of these and other factors in Golden Star's Form 10-K for 2004. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. Golden Star expects that these estimates will change as new information is received and that actual results will vary from these estimates, possibly by material amounts. While Golden Star may elect to update these estimates at any time, Golden Star does not undertake to update any estimate at any particular time or in response to any particular event. Investors and others should not assume that any forecasts in this press release represent management's estimate as of any date other than the date of this press release.

Cautionary Note to United States Investors Regarding Estimates of Measured, Indicated and Inferred Resources

This press release uses the terms measured, indicated and inferred resources. United States investors are advised that while such terms are recognized and required by Canadian regulators, the SEC does not recognize them. Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under certain non U.S. rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated resources will ever be converted in to reserves. United States investors are also cautioned not assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

This press release does not constitute an offer to buy or sell, or the solicitation of an offer to buy or sell, any of the securities of Golden Star or St. Jude, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Golden Star common shares to be issued in the transaction have not been and will not be registered under the United States Securities Act of 1933 as amended (the "U.S. Securities Act"), or any securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

For further information, please contact:

Golden Star Resources Ltd.
Peter Bradford, President and CEO
(303) 894-4613 or Toll Free: 800-553-8436
or
Allan Marter, Chief Financial Officer
(303) 894-4631 or Toll Free: 800-553-8436

St. Jude Resources Ltd.
Mike Terrell, President and CEO
or
Todd McMurray, Vice President, Corporate Development
(604) 940-6565 or Toll Free: 1-866-281-2193